SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 9, 2010

On August 9, 2010, at 2:00 p.m., at the Company’s offices located at Avenida das Nações Unidas, n° 8.501, 24º andar, São Paulo/SP, CEP. 05.425-070, a Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. Board Members José de Freitas Mascarenhas and Maria das Graças Silva Foster, who were replaced by their alternates, were not present and justified their absence. Also, Board Member Almir Guilherme Barbassa as well as his alternate did not attend the meeting. The Company’s Chief Executive Officer, Bernardo Gradin, and Officers Mauricio Ferro and Marcela Drehmer were present at the meeting. The Chairman of the Company’s Fiscal Board, Mr. Marcos Antonio Silva Menezes, Mr. Marco Antonio Villas Boas and Mrs. Marcella Menezes Fagundes were also present. The Chairman of the Board of Directors, Mr. Marcelo Odebrecht, presided the meeting and Mrs. Marcella Menezes Fagundes acted as secretary AGENDA: I) Subjects for deliberation: After due analysis of the Proposals for Deliberation (“PD”), copies and related documentation of which will remain duly filed at the Company’s headquarters, the following deliberations were unanimously taken: 1) PD.CA/BAK- 24/2010 – Acquisition of Shares of Rio Polímeros S/A (“Riopol”) by Braskem S/A - approval of the acquisition of 190,784,674 common shares and 30 preferred shares issued by Riopol, as well as the amendment to the purchase and sale agreement and other covenants entered into on January 15, 2008 by and between BNDES Participações S.A. – BNDESPAR, Riopol and other parties, according to the terms and conditions set forth in the respective PD; 2) PD.CA/BAK- 25/2010 – Merger of Shares of Riopol into Braskem S/A - approval of the call  notice regarding the Extraordinary General Meeting to be held at a date and time to be defined and notified in due course by publishing the respective Call Notice, to resolve on the proposal of merger of shares of Riopol into the Company, and the consequent amendment to article 4 of the Company’s Bylaws, due to its capital increase through the issuance of class “A” preferred shares, according to the terms and conditions set forth in the respective PD.  The Fiscal Board expressed itself favorably to the transaction; and 3) PD.CA/BAK – 26/2010 – Change to the Financial Policy of Braskem – approval of the change to the Financial Policy of Braskem, according to the terms and conditions set forth in the respective PD. II) Subjects for Acknowledgement: Presentations were made by the parties in charge of the subjects mentioned in this item, namely: 1) Braskem’s Results – 2nd quarter of 2010; 2) Braskem’s New Vision – Vision 2020; 3) Positioning of Braskem’s Image Communication;

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 9, 2010

4) Report from the Coordinator of the Strategy and Communication Committee – Meeting 07/27/2010; and 5) Report from the Coordinator of the Finance and Investment Committee – Meetings on 08/02/2010 and 08/09/2010. III) Subjects of Interest to the Company: Nothing to register. IV) Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary of the meeting. São Paulo/SP, August 9, 2010. [Sgd.: Marcelo Bahia Odebrecht – Chairman; Marcella Menezes Fagundes – Secretary; Paulo Roberto Costa – Vice Chairman; Alfredo Lisboa Tellechea; Alvaro Fernandes da Cunha Filho; Arão Dias Tisser; Eduardo Rath Fingerl, Francisco Pais; José Carlos Grubisich Filho; Newton Sergio de Souza and Paulo Henyan Yue Cesena].

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.